July 19, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:	QI Systems Inc. Post-Effective Amendment No. 1 to
Registration Statement on Form S-4
SEC File No. 333-130594
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QI Systems Inc., a Delaware corporation (the “Registrant”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form S-4 (File No. 333-130594) (the “Registration Statement”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006.

The Post-Effective Amendment was incorrectly tagged as a pre-effective amendment and should have been tagged as a post-effective amendment. Accordingly, the Registrant is requesting that the Post-Effective Amendment be withdrawn, and it intends to re-file the Post-Effective Amendment under the correct EDGAR tag. The Registrant confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Dean A. Tetirick, should you have further questions regarding our request for withdrawal. Mr. Tetirick may be reached at 817-877-2883. Thank you for your assistance in this matter.

Very truly yours,

QI SYSTEMS INC.

By: /s/ ROBERT I. MCLEAN JR.
Name: Robert I. McLean Jr.
Title: Chief Financial Officer and Chief
Operating Officer

cc:	Ms. Anne Nguyen
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

cc:	Mr. Hugh Fuller
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561